UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022 (Report No. 5)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Extraordinary Shareholders’ Meeting

On October 27, 2022, NLS Pharmaceutics Ltd., or the Registrant, convened an Extraordinary Shareholders’ Meeting, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items that were described in the Registrant’s notice of meeting and proxy statement for the Meeting, which were included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Registrant furnished to the Securities and Exchange Commission, or the SEC, on October 6, 2022.

Amended and Restated Articles of Association

On October 28, 2022, the Registrant filed Amended and Restated Articles of Association, or the Articles, with the commercial registry of the Canton of Zurich, Switzerland, reflecting (i) the increase of its outstanding share capital to CHF 586,998.86 which is divided into 29,349,943 registered shares, (ii) its new authorized share capital, which may be used to increase its share capital until October 27, 2024, to a maximum amount of CHF 293,499.42 through the issuance of not more than 14,674,971 registered shares, (iii) its conditional share capital for employee and advisory options to the maximum amount of CHF 42,182, through the issuance of not more than 2,109,100 registered shares and (iv) its new conditional share capital for shareholders’ options of the Registrant to the maximum amount of CHF 251,317.42 through the issuance of not more than 12,565,871 registered shares.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 28, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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